Filed by CVS Health Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

Commission File No.: 001-16095

Date: February 23, 2018

Thomas M. Moriarty

Executive Vice President, Chief Policy and External Affairs Officer, and General Counsel

CVS Health

United States House of Representatives Committee on the Judiciary

Subcommittee on Regulatory Reform, Commercial and Antitrust Law

“Competition in the Pharmaceutical Supply Chain: the Proposed Merger of CVS Health and Aetna”

February 27, 2018

I.	Introduction

Chairman Marino, Ranking Member Cicilline, and members of the Subcommittee, thank you for having me here today to discuss CVS Health’s proposed acquisition of Aetna. My name is Tom Moriarty, and I am Executive Vice President, Chief Policy and External Affairs Officer, and General Counsel of CVS Health. Most of you know us as the local pharmacy in communities across this country.

In many ways, we are more than that; we are the front door to a path to better health, playing an active role in providing more accessible health care. We meet consumers at all points in their health care journey through our retail pharmacies, walk-in medical clinics, pharmacy benefits management business, dedicated senior pharmacy care business and Medicare Part D prescription drug plans. We help employers, unions, health plans and government health care programs provide health care in more affordable and effective ways.

We have long been at the forefront of putting our patients’ health first and improving the public health of our communities through initiatives such as removing tobacco from our stores and promoting healthier snack options. We have been waging a multi-front fight against the opioid epidemic through enhanced opioid utilization management practices that follow the Centers for Disease Control Guidelines, as well as an expanded drug disposal collection program.

Most recently, we invested in improving the well-being and wellness of our employees, raising our base minimum and other wages and offering a four-week paid parental leave program when a child joins the family. Our commitment to public health is not a marketing line. It is our business model and a reflection of who we are: a health care innovator committed to working to build a better, more affordable and easier way to navigate the health care system for all Americans. We are proud of our vision and our record of service to our customers.

Our recently announced acquisition of Aetna is a natural extension of our commitment to better health and health care. By acquiring Aetna, we will bring together Aetna’s expertise in delivering high-quality health coverage with the local presence and accessibility of CVS Health to remake the consumer health care experience. At its core, the acquisition is about putting the consumer at the center of the health care delivery system to ensure they can access high-quality and more affordable care where they are, when they need it.

II.	Current Challenges of the United States Health Care System

Today’s health care system faces significant challenges: high costs and less than optimal outcomes, an aging society, an increasing prevalence of chronic disease and public and private health plans requiring consumers to take on more responsibility for the cost of their care. Our system was built to provide episodic care in a fee-for-service world – not to prevent and better coordinate care for the chronically ill who now make up one-half of the U.S. population.1 Our system was not designed to meet the growing demands and expectations of consumers who are looking for more value, greater convenience and help in making healthier choices in their everyday lives. Nor was it designed to provide actionable information to consumers and providers.

These challenges have resulted in an expensive, fragmented, confusing and burdensome system:

•	Health care spending has increased from five percent of GDP in 1960 to 18 percent today, and is on a path to reach 20 percent within the next 10 years.[2] Meanwhile, despite this level of spending, we are not seeing corresponding improvements in health outcomes. Our current health care system is not sustainable for patients, businesses and for federal, state and local governments and it misses the opportunity improve overall health outcomes.

•	Second, our population is aging and the so-called “silver tsunami” is arriving in full force. Ten thousand people in the U.S. will turn 65 every day until 2030.[3] As such, our aging society will require a different approach to health care. As people age into Medicare, they will have different expectations than previous generations about the health care system and we need to evolve to meet their expectations of remaining healthier for longer in the setting they prefer.

•	Third, patients with at least one chronic condition, such as diabetes, heart disease and cancer, account for more than 81 percent of all hospital admissions and more than 90 percent of all prescriptions filled.[4] Our current system does not provide sufficient assistance

[1]	BW Ward, JS Schiller, and RA Goodman. Multiple chronic conditions among US adults: a 2012 update. Prev Chronic Dis. 2014;11:E62.
[2]	Centers for Medicare and Medicaid Services, National Health Expenditure Data. https://www.cms.gov/Research-Statistics-Data-and-Systems/Statistics- Trends-and-Reports/NationalHealthExpendData/NationalHealthAccountsHistorical.html
[3]	D’Vera Cohn and Paul Taylor, “Baby Boomer Approach 65 – Glumly,” 2010. http://www.pewsocialtrends.org/2010/12/20/baby-boomers-approach-65-glumly/
[4]

Partnership for Solutions. Chronic Conditions: Making the Case for Ongoing Care. September 2004 Update. Available at: http://www.rwjf.org/files/research/ Chronic%20Conditions%20Chartbook%209-2004.ppt. Accessed on April 17, 2007.

for those coping with a chronic illness. For example, fully 88 percent require medications, but many patients don’t take them as prescribed, and up to one-third of prescriptions are never filled.[5], Studies have shown that greater medication adherence for chronic disease alone could save up to $300 billion in unnecessary medical costs each year and save tens of thousands of lives.”[6]

•	Finally, employees’ out-of-pocket health costs have been rising at about twice the rate of annual salary increases.[7] More employees are enrolling in high-deductible health plans, with nearly 30 percent of covered workers enrolled in such today, compared to only four percent a decade ago.[8] These plans were designed to inject more consumerism into the health care system. The movement to higher out-of-pocket costs means we must empower consumers to make decisions that are best for them medically and economically. We need health insurance models that eliminate cost barriers to better care and medical outcomes, resulting in lower costs. The CVS-Health-Aetna combination will allow us to create this type of new model, one that better integrates data to ensure that consumers and providers have all the information they need to make the best care decisions.

To meet these challenges head-on and develop a financially sustainable system, we need to double down on our efforts to improve health and how we deliver health care. This is what our proposed combination with Aetna is all about.

III.	The Benefits of the Transaction for Consumers, Providers, and Payors

Uniqueness

Building on our history as a health care leader and innovator, this transaction uniquely combines the convenience, community presence and trusted health care professionals of CVS Health with a health plan that serves consumers, providers and employers across the U.S. This combination of capabilities will allow us to better help patients prevent and manage illness and to improve and simplify how we deliver care. In short, we are combining our retail savvy and community presence with a health care company to engage and put the consumer at the center of all health care decisions.

[5]	Orszag and Green, “The Economic Benefits of Pharmacy Benefit Managers,” 2011. https://www.sec.gov/Archives/edgar/data/1170650/000095012311101989/y93719exv99w2.htm
[6]	NEHI Research Brief, “Thinking Outside the Pillbox: A System-wide approach to Improving Patient Medication Adherence for Chronic Disease.” NEHI, 2009.
[7]	National Business Group on Health, Large Employers’ 2017 Health Plan Design Survey.
[8]	Kaiser HRET Survey of Health Plans (2017). HDHP (High deductible health plan).

Strengthening Community-Based Care

We believe that integration in health care communities is one key aspect of solving rising health care costs and reducing the complexity consumers face in the system. Adding the full range of pharmacy, pharmacy benefit management and MinuteClinic™ services to an integrated health plan goes beyond existing business models and will further transform delivery of care. This integration will break down silos separating pharmacy and medical care and allow for earlier interventions to help simplify processes and improve outcomes for patients. Providers across the system are realizing how important better pharmacy coordination is to reducing excessive health care expenses by keeping patients healthy and out of the emergency room. Our pharmacists and nurses—two of the most trusted groups of professionals in the country9—will be available to provide follow-up messaging to patients when prescriptions are filled to help them appropriately and effectively manage their medications to increase adherence and reduce potential medical complications.

We see the future of pharmacy doing more than what pharmacies do today, but we also see them being more integrated and aligned with doctors. The relationship between the physician and his or her patients will be strengthened. Our intent is not to displace doctors in any way, but rather to complement their services by arming them with more complete patient information and by increasing interactions with patients. That means having close partnerships with doctors and hospitals in communities.

Today, MinuteClinic™ visit information is already often sent back to the physician’s office via an electronic health record, so that the physician is aware of the visit and the outcome. Approximately 50 percent of MinuteClinic™ patients do not have a primary care physician and we make every effort to connect these patients with a primary care physician in the community. Health care is ultimately a locally provided benefit, so we need a more community-based integrated model that works in partnership with doctors, pharmacists, nurses and other health care professionals to create a health care platform that is easier to use and less expensive for consumers.

[9]	Gallup, “Americans Rate Healthcare Providers High on Honesty, Ethics” 19 December 2016. http://news.gallup.com/poll/200057/americans-rate-healthcare-providers-high-honesty-ethics.aspx

Our strong local presence in thousands of communities across the U.S. is a key reason why this transaction is compelling. These convenient touchpoints for patients will enable us to do more than make improvements on the margins. Our vision is bigger: we are looking to redefine access to high-quality care in lower-cost, local settings by creating a trusted community-based resource. Our goal and our business model is to help consumers improve their health through our advice and example as well as to empower them to secure the best and most affordable health care possible.

Consumer Benefits

The U.S. will never effectively address health care costs if we don’t make things easier and more accessible for the consumer. What consumers want and expect is changing dramatically – we have to be able to deliver more convenient, more digital and more seamlessly coordinated care to them. With this transaction, consumers will benefit from a uniquely integrated, community-based health care experience. The combined company will be able to better understand patients’ health goals, guide them through the health care system, and help them achieve their best health. It will mean expanded opportunities to bring appropriate health care services to consumers every day, where and when it is convenient for them, and to complement the care provided by their physician and medical teams so they have the support they need to stay healthy between doctor’s visits.

Utilizing and enhancing the role of the pharmacist is key to improving care outcomes and an enhanced consumer experience. Patients typically see their doctors one to two times per year, but interact with their pharmacist much more frequently. This frequency of interaction positions the pharmacist to play an even more active and beneficial role in a patient’s health journey. Programs including one-on-one counseling between a patient and a pharmacist are two-to-three times more effective at improving medication adherence than other interventions and result in a cost savings of $6 for every $1 invested. 10, 11

[10]	Modes of Delivery for Interventions, American Journal of Managed Care, 2010.
[11]	Visante for PCMA, The Return on Investment (ROI) on PBM Services, November 2016. https://www.pcmanet.org/wp-content/uploads/2016/11/ROI-on-PBM-Services-FINAL.pdf

Pharmacists want to practice at the top of their license and help patients on their path to better health. By combining pharmacy and medical information, pharmacists will be better able to help coordinate population health, provide information from the doctor to the patient at the pharmacy counter and give patients tools to more effectively manage their health, which will keep a patient on track with his or her care plan in between physician visits and improve patient care. Because of its broad health care provider networks, the combination with Aetna will provide the framework for us to build a build better communication technology between doctor, pharmacy and patient.

Diabetes, for example, is one key area where we have an opportunity to reshape the delivery of care. Today, there are 30 million Americans suffering from diabetes, costing the health care system approximately $245 billion annually.12 As a combined company, we will be able to achieve the highest potential in proactively helping our patients with diabetes manage their conditions. For example, with our combined assets, we will be able to deliver preventative counseling for pre-diabetics, provide more frequent interaction and counseling once a diabetic is diagnosed and be able to more effectively deploy digital tools that make it more convenient for patients to manage their care. For patients, this would mean:

•	Enhanced care in between physician visits—for example, through face-to-face counseling with their pharmacist, who sees them more regularly.

•	Expanded use of digital tools such as the remote monitoring of key indicators such as blood glucose levels. When needed, patients would receive text messages to let them know when their glucose levels deviate from normal ranges.

•	Follow-up care, such as personalized counseling on how to manage their medications safely and effectively, information on where to pick up diabetes-related supplies and counseling on weight loss and programs designed to address diabetes through nutrition.

Today, these types of interventions are offered in ad hoc or fragmented ways that aren’t convenient or seamless for consumers. As a combined entity, we will be able to better coordinate and support the care that consumers are seeking across health care settings.

[12]	U.S. Centers for Disease Control and Prevention, National Diabetes Statistics Report 2017, 18 July 2017. https://www.cdc.gov/diabetes/pdfs/data/statistics/national-diabetes-statistics-report.pdf

Improved Patient Health and Lower Costs

The entire health care system will benefit from a broader use of information and analytics, which will lead to improved patient health at a lower cost. This will be achieved, for example, by helping patients avoid unnecessary hospital visits. A recent study showed that, historically, 20 percent of Medicare patients are readmitted to the hospital soon after being discharged at significant annual costs, much of which is avoidable.13 Readmission rates could be cut in half if patients have a complete review of their medications after discharge from the hospital to help them better manage their care at home.

Imagine, for example, the case of chronically ill patents. It has been well documented that three percent of the population is responsible for more than 50 percent of all medical costs. Through our combined assets and analytics, we will be able to identify these patients to provide helpful chronic illness management, such as through consultations with a pharmacist about medications or blood work that can conveniently be done at a MinuteClinic™ – while at the same time, transmitting this information to a patient’s primary care physician or specialist. This convenience and ease encourages patient participation in monitoring their conditions and improves the coordination of care, which in turn creates healthier populations and reduces costs and burdens to patients, providers, payers and the system.

By acquiring Aetna, we will now play a role in the patient’s whole health journey. As a result, we will be investing in innovative products and tools across the entire health care continuum - shrinking the distance between the patient’s everyday life and our combined care offerings. As we perfect these offerings, they will be made available, in an “open source” environment, to all our business, labor, and public and private health plan clients. This has worked well in our Medicare Part D offerings, where we have a strong track record of developing innovations in our SilverScript business and offering them to other Part D plans, which is why 83 percent of those plans have four or five star ratings.

[13]	Colleen K. McIlvennan, Zubin J. Eapen, and Larry A. Allen. “Hospital Readmissions Reduction Program.” Circulation 131.20 (2015): 1796–1803. PMC. 9 Feb. 2018.

IV.	Competition

Finally, we are confident our acquisition of Aetna will enhance competition in the health care marketplace by creating significant consumer benefits and spurring innovation in an industry that desperately needs it. We expect this merger will lead to new business models as other health care providers consider what they can do to create a more consumer-friendly, lower cost and more effective system similar to what CVS Health and Aetna plan to achieve.

Competition in the PBM industry is robust and will continue to be so after the merger. The Federal Trade Commission (FTC) has described the PBM marketplace as “competitive… characterized by numerous, vigorous competitors who are expanding and winning business from traditional market leaders.”14 The FTC’s analysis of the industry “revealed that competition for accounts is intense, has driven down prices, and has resulted in declining PBM profit margins.”15

These FTC conclusions regarding the role of PBMs in keeping drug prices in check are supported by the Centers for Medicare and Medicaid Services’ (CMS) National Health Expenditure data showing that outpatient prescription drug spending grew only 1.3 percent in 2016.16 By comparison, CMS’s data shows overall national health care expenditures increased by 4.3 percent17 while data from the Bureau of Labor Statistics shows that the Consumer Price Index (CPI) increased by 2.1 percent during the same period.18 All the more impressive is that PBMs were able to achieve these results for their clients despite many highly publicized attempts by pharmaceutical manufacturers to implement drastic increases in the list prices of their drugs.

Despite a challenging environment for retail businesses, competition in the pharmacy industry also continues to thrive. This is especially true for independent pharmacies. Recognizing the important role that these independent pharmacies play in providing affordable pharmacy access to patients, nearly all independent pharmacies are in Caremark’s pharmacy networks. In total, there are also approximately 60,000 other pharmacies (i.e., non-CVS) in Caremark’s networks in order to meet the demands of its PBM clients. Without continuing to contract with these 60,000 other pharmacies, Caremark would not be able to build viable pharmacy networks to meet the access requirements of its clients and would lose those clients to other PBMs as a result.

[14]	Federal Trade Commission, FTC Closes Eight-Month Investigation of Express Scripts, Inc.‘s Proposed Acquisition of Pharmacy Benefits Manager Medco Health Solutions, Inc., 2 April 2012. https://www.ftc.gov/news-events/press-releases/2012/04/ftc-closes-eight-month-investigation-express-scripts-incs
[15]	Id.
[16]	Drug Channels, CMS Confirms It: Drug Spending Slows, Hospital and Physician Spending Grows. 12 Dec. 2017. http://www.drugchannels.net/2017/12/cms-confirms-it-drug-spending-slows.html
[17]	Id.
[18]	U.S. Department of Labor, Bureau of Labor Statistics, CPI Up 2.1 Percent Over the 12 Months Ending December 2016. 23 January 2017. https://www.bls.gov/opub/ted/2017/cpi-up-2-point-1-percent-over-the-12-months-ending-december-2016.htm.

Nationally, there are over 67,000 pharmacies, which includes over 22,000 independent pharmacies, 9,700 CVS locations, 9,400 Walgreens, 2,500 Rite Aids, as well as over 8,000 mass merchants like Walmart and 6,600 grocers with pharmacies19. Additionally, last week Albertsons and Rite Aid announced their intention to merge, and create a new chain of approximately 4,300 pharmacies20.

Finally, competition in the Part D business will continue to be healthy with several multi-billion dollar competitors, including Anthem, Cigna, Express Scripts, Humana, Rite Aid and UnitedHealth, among many others. In the face of this competition, the transaction will enable our companies to combine our complementary expertise and lower our costs in order to offer even more competitive Part D plans and Medicare Advantage plans to seniors.

[19]	Qato DM, Zenk S, Wilder J, Harrington R, Gaskin D, Alexander GC (2017) The availability of pharmacies in the United States: 2007–2015. PLoS ONE 12(8): e0183172. https://doi.org/10.1371/journal.pone.0183172 (count of overall, independent, mass merchant, and grocery pharmacies); CVS, Walgreens, and Rite Aid public data.
[20]	Wall Street Journal, Albertsons Scoops Up Remainder of Rite Aid as Retailers Face Online Threat, February 20, 2018. https://www.wsj.com/articles/albertsons-and-rite-aid-to-combine-1519108200

V.	Conclusion

In conclusion, I want to thank the members of this Subcommittee again for holding this hearing and providing us the opportunity to share with you the exciting and innovative solutions this acquisition will bring to the health care marketplace. This transaction is about bringing together two complementary businesses to create an innovative new health care platform that is easier to use, less expensive for consumers and that partners with local health care providers to deliver superior, coordinated care. It is about us fulfilling an evolution of our vision and our commitment to better health and health care. This is about all the individuals for whom the current health care system isn’t working, and finally taking the steps necessary to create positive change. I look forward to answering your questions and continuing the conversation on the best ways to ensure that consumers have access to more affordable and more convenient care that improves their health and their health care experience.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), on February 9, 2018, CVS Health filed with the Securities and Exchange Commission (the “SEC”) an amendment to the registration statement on Form S-4 that was originally filed on January 4, 2018. The registration statement includes a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health. The registration statement was declared effective by the SEC on February 9, 2018, and CVS Health and Aetna commenced mailing the definitive joint proxy statement/prospectus to stockholders of CVS Health and shareholders of Aetna on or about February 12, 2018. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health are available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-0896.

Participants in the Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 14, 2018, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 23, 2018, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus filed with the SEC and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the outcome of litigation related to the transaction; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.